UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 3)*

vTv Therapeutics Inc.
(Name of Issuer)

Class A common stock, par value $0.01 per share
(Title of Class of Securities)

918385 105
(CUSIP Number)

Steven M. Cohen
Executive Vice President, Chief Administrative Officer and General Counsel
MacAndrews & Forbes Incorporated
35 East 62nd Street
New York, NY 10065
212-572-8600
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

With copies to:
Lawrence G. Wee
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New  York, NY 10019-6064
(212) 373-3000

April 1, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 918385 105	SCHEDULE 13D	Page 2 of 14

CUSIP No.	918385 105
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
MacAndrews & Forbes Incorporated

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
25,474,933 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
25,474,933 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
25,474,933 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
77.6% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)	The information set forth in Item 5 is incorporated by reference. Includes (i) 2,390,666 shares of Class A common stock, par value $0.01 per share (“Class A Common Stock”) of the Issuer and (ii) 23,084,267 shares of Class A Common Stock issuable upon exchange of 23,084,267 shares of Class B common stock, par value $0.01 per share (“Class B Common Stock”), of the Issuer and corresponding nonvoting common units (“vTv Units”) of vTv Therapeutics LLC that are beneficially owned by the “Reporting Persons” (as defined below). The Reporting Person disclaims any beneficial ownership of the shares of Class A Common Stock and Class B Common Stock, except to the extent of such Reporting Person’s pecuniary interest therein. Includes 655,721 shares of Class B Common Stock and corresponding vTv Units that may be deemed to be directly beneficially owned by Mr. Ronald O. Perelman and 49,713 shares of Class B Common Stock and corresponding vTv Units that may be deemed to be directly beneficially owned by the Ronald O. Perelman Trust.

(2)	The calculation assumes that there is a total of 32,812,500 shares of Class A Common Stock outstanding, which is the sum of (i) 9,303,085 shares of Class A Common Stock outstanding and (ii) 23,509,415 shares of Class A Common Stock that are issuable in exchange for the 23,509,415 shares of Class B Common Stock and corresponding vTv Units outstanding, in each case, as of March 17, 2016.

CUSIP No. 918385 105	SCHEDULE 13D	Page 3 of 14

CUSIP No.	918385 105
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
MacAndrews & Forbes LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
430,000 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
430,000 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
430,000 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.3% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	The information set forth in Item 5 is incorporated by reference.

(2)	The calculation assumes that there is a total of 32,812,500 shares of Class A Common Stock outstanding, which is the sum of (i) 9,303,085 shares of Class A Common Stock outstanding and (ii) 23,509,415 shares of Class A Common Stock that are issuable in exchange for the 23,509,415 shares of Class B Common Stock and corresponding vTv Units outstanding, in each case, as of March 17, 2016.

CUSIP No. 918385 105	SCHEDULE 13D	Page 4 of 14

CUSIP No.	918385 105
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
MacAndrews & Forbes Group LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
430,000 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
430,000 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
430,000 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.3% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	The information set forth in Item 5 is incorporated by reference.

(2)
The calculation assumes that there is a total of 32,812,500 shares of Class A Common Stock outstanding, which is the sum of (i) 9,303,085 shares of Class A Common Stock outstanding and (ii) 23,509,415 shares of Class A Common Stock that are issuable in exchange for the 23,509,415 shares of Class B Common Stock and corresponding vTv Units outstanding, in each case, as of March 17, 2016.

CUSIP No. 918385 105	SCHEDULE 13D	Page 5 of 14

CUSIP No.	918385 105
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
MFV Holdings One LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
24,339,499 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
24,339,499 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
24,339,499 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
74.1% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	The information set forth in Item 5 is incorporated by reference. Includes 22,378,833 shares of Class B Common Stock and corresponding vTv Units, which are exchangeable for 22,378,833 shares of Class A Common Stock.

(2)	The calculation assumes that there is a total of 32,812,500 shares of Class A Common Stock outstanding, which is the sum of (i) 9,303,085 shares of Class A Common Stock outstanding and (ii) 23,509,415 shares of Class A Common Stock that are issuable in exchange for the 23,509,415 shares of Class B Common Stock and corresponding vTv Units outstanding, in each case, as of March 17, 2016.

CUSIP No. 918385 105	SCHEDULE 13D	Page 6 of 14

CUSIP No.	918385 105
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
M&F TTP Holdings LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
22,378,833 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
22,378,833 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
22,378,833 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
68.2% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	The information set forth in Item 5 is incorporated by reference. Represents 22,378,833 shares of Class B Common Stock and corresponding vTv Units, which are exchangeable for 22,378,833 shares of Class A Common Stock.

(2)	The calculation assumes that there is a total of 32,812,500 shares of Class A Common Stock outstanding, which is the sum of (i) 9,303,085 shares of Class A Common Stock outstanding and (ii) 23,509,415 shares of Class A Common Stock that are issuable in exchange for the 23,509,415 shares of Class B Common Stock and corresponding vTv Units outstanding, in each case, as of March 17, 2016.

CUSIP No. 918385 105	SCHEDULE 13D	Page 7 of 14

CUSIP No.	918385 105
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
M&F TTP Holdings Two LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
22,378,833 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
22,378,833 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
22,378,833 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
68.2% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	The information set forth in Item 5 is incorporated by reference. Represents 22,378,833 shares of Class B Common Stock and corresponding vTv Units, which are exchangeable for 22,378,833 shares of Class A Common Stock.

(2)	The calculation assumes that there is a total of 32,812,500 shares of Class A Common Stock outstanding, which is the sum of (i) 9,303,085 shares of Class A Common Stock outstanding and (ii) 23,509,415 shares of Class A Common Stock that are issuable in exchange for the 23,509,415 shares of Class B Common Stock and corresponding vTv Units outstanding, in each case, as of March 17, 2016.

CUSIP No. 918385 105	SCHEDULE 13D	Page 8 of 14

This Amendment No. 3 (“Amendment No. 3”) amends and supplements the statement on Schedule 13D, dated August 14, 2015, as amended by Amendment No. 1 to the statement on Schedule 13D, dated August 28, 2015, and further amended by Amendment No. 2 to the statement on Schedule 13D, dated October 5, 2015 (as so amended, the “Schedule 13D”), and is being filed with the Securities and Exchange Commission by MacAndrews & Forbes Incorporated, a Delaware corporation (“MacAndrews & Forbes”), MacAndrews & Forbes LLC, a Delaware limited liability company (“M&F LLC”), MacAndrews & Forbes Group LLC, a Delaware limited liability company (“M&F Group”), MFV Holdings One LLC, a Delaware limited liability company (“MFV”), M&F TTP Holdings LLC, a Delaware limited liability company (“M&F TTP”), and M&F TTP Holdings Two LLC, a Delaware limited liability company (“M&F TTP Two”) (each of the foregoing, a “Reporting Person,” and collectively, the “Reporting Persons”), relating to the shares of the Class A common stock, par value $0.01 per share (“Class A Common Stock”), of vTv Therapeutics Inc., a Delaware corporation (the “Issuer”).

This Amendment No. 3 is being filed because the number of shares of Class A Common Stock beneficially owned by the Reporting Persons has increased by an amount in excess of one percent of the total number of shares of Class A Common Stock outstanding.  Capitalized terms used herein shall have the meanings ascribed to them in the Schedule 13D unless otherwise defined herein.

Item 2.	Identity and Background.

The information contained in Item 2 of the Schedule 13D is hereby amended and restated as follows:

(a) This statement is being filed on behalf of MacAndrews & Forbes, M&F LLC, M&F Group, MFV, M&F TTP and M&F TTP Two. The Reporting Persons are filing jointly, and the agreement among the Reporting Persons to file jointly is attached hereto as Exhibit 1 and incorporated herein by reference. Ronald O. Perelman is the sole stockholder of MacAndrews & Forbes. See an amended and restated Schedule A hereto for additional information regarding the additional entities and persons listed thereon.

(b) The business address and principal office of the Reporting Persons is 35 East 62nd Street, New York, NY 10065.

(c) Not applicable.

(d) During the last five years, none of the Reporting Persons or any other person listed on the amended and restated Schedule A hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons or any other person listed on the amended and restated Schedule A hereto has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f) See the amended and restated Schedule A hereto for the citizenship of the persons listed thereon.

Item 3.	Source and Amount of Funds or Other Consideration.

The information contained in Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following information:

The funds used for the purchase of 490,000 shares of the Class A Common Stock were derived from general working capital.  The purchases were effected through open market transactions on December 18, 2015, January 12, 2016, January 13, 2016, January 15, 2016, February 4, 2016, February 5, 2016, February 12, 2016, March 24, 2016, April 1, 2016 and April 5, 2016 by M&F Group, which purchased 15,000, 5,000, 10,000, 10,000, 20,000, 10,000, 10,000, 10,000, 300,000 and 100,000 shares for weighted-average prices per share of $6.4038, $6.3867, $6.4253, $6.5791, $6.0515, $6.4257, $5.825, $5.6438, $5.20 and $5.1996, respectively.  A total of $2,637,970 was paid to acquire such shares.

Item 5.	Interest in Securities of the Issuer

The information contained in the first four paragraphs of Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

CUSIP No. 918385 105	SCHEDULE 13D	Page 9 of 14

(a) MacAndrews & Forbes directly or indirectly controls M&F LLC, M&F Group, MFV, M&F TTP and M&F TTP Two.  Including the 23,509,415 shares of Class B Common Stock (which are exchangeable, together with a corresponding vTv Unit, for shares of Class A Common Stock on a one-to-one basis) outstanding, 25,474,933 shares of Class A Common Stock are beneficially owned by Mr. Perelman and MacAndrews & Forbes; 24,339,499 shares of Class A Common Stock are beneficially owned by MFV; 22,378,833 shares of Class A Common Stock are beneficially owned by M&F TTP and M&F TTP Two; and 430,000 shares of Class A Common Stock are beneficially owned by M&F LLC and M&F Group.  Each of the Reporting Persons disclaim any beneficial ownership of the shares of Class A Common Stock and Class B Common Stock, except to the extent of such Reporting Person’s pecuniary interest therein.

Ronald O. Perelman, Director, Chairman and Chief Executive Officer of MacAndrews & Forbes, may be deemed to beneficially own all the shares of Class A Common Stock and Class B Common Stock beneficially owned by MacAndrews & Forbes, M&F LLC, M&F Group, MFV, M&F TTP and M&F TTP Two.  The number of shares reported as beneficially owned by MacAndrews & Forbes includes 655,721 shares of Class B Common Stock and corresponding vTv Units that may be deemed to be directly beneficially owned by Mr. Perelman and 49,713 shares of Class B Common Stock and corresponding vTv Units that may be deemed to be directly beneficially owned by the Ronald O. Perelman Trust.  Mr. Perelman disclaims any beneficial ownership of the shares of Class A Common Stock and Class B Common Stock, except to the extent of his pecuniary interest therein.

The total Class A Common Stock beneficial ownership of (i) Mr. Perelman and MacAndrews & Forbes represents approximately 77.6% of the Class A Common Stock, (ii) MFV represents approximately 74.1% of the Class A Common Stock, (iii) M&F TTP and M&F TTP Two represents approximately 68.2% of the Class A Common Stock and (iv) M&F LLC and M&F Group represents approximately 1.3% of the Class A Common Stock (assuming, in each case, that there is a total of 32,812,500 shares of Class A Common Stock outstanding, which is the sum of (i) 9,303,085 shares of Class A Common stock outstanding and (ii) 23,509,415 shares of Class A Common Stock that are issuable in exchange for the 23,509,415 shares of Class B Common Stock and corresponding vTv Units outstanding, in each case, as of March 17, 2016).

The responses of each Reporting Person to Items 7 through 11 of the cover pages of this Schedule 13D relating to beneficial ownership of the shares of Class A Common Stock are incorporated herein by reference.

(c) On March 17, 2016, certain holders of units of vTvx Holdings I LLC (“vTvx I”) and vTvx Holdings II LLC (“vTvx II”) entitled to receive membership interests in vTv Therapeutics Holdings LLC (“Holdings”) as a result of the mergers of vTvx I and vTvx II with and into Holdings, received consideration in the form of cash (for an aggregate amount of approximately $194,045) because such holders were not accredited investors.  As a result, due to the liquidation and dissolution of Holdings, the pecuniary interest of MacAndrews & Forbes, MFV, M&F TTP and M&F TTP Two increased by an additional 25,035 shares of Class B Common Stock and corresponding vTv Units.  Except for the transactions described herein, there have been no other transactions in the securities of the Issuer effected by the Reporting Persons within the last 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information contained in Item 6 of the Schedule 13D is hereby amended and supplemented by adding the information below.

Joint Filing Agreement
Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement on April 6, 2016 with respect to the joint filing of this Schedule 13D and any amendment or amendments thereto (the “Joint Filing Agreement”).  The Joint Filing Agreement is attached hereto as Exhibit 1 and incorporated herein by reference.

The responses set forth in Item 4 hereof are incorporated by reference in their entirety.

Item 7.	Material to be Filed as Exhibits

Exhibit 1:	Joint Filing Agreement, dated April 6, 2016, between MacAndrews & Forbes Incorporated, MacAndrews & Forbes LLC, MacAndrews & Forbes Group LLC, MFV Holdings One LLC, M&F TTP Holdings LLC and M&F TTP Holdings Two LLC.

CUSIP No. 918385 105	SCHEDULE 13D	Page 10 of 14

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 6, 2016
MacAndrews & Forbes Incorporated

	By:	/s/ Michael C. Borofsky
		Name:	Michael C. Borofsky
		Title:	Senior Vice President

MacAndrews & Forbes LLC

By:	/s/ Michael C. Borofsky
	Name:	Michael C. Borofsky
	Title:	Senior Vice President

MacAndrews & Forbes Group LLC

By:	/s/ Michael C. Borofsky
	Name:	Michael C. Borofsky
	Title:	Senior Vice President

MFV Holdings One LLC

By:	/s/ Michael C. Borofsky
	Name:	Michael C. Borofsky
	Title:	Senior Vice President

M&F TTP Holdings LLC

By:	/s/ Michael C. Borofsky
	Name:	Michael C. Borofsky
	Title:	Senior Vice President

M&F TTP Holdings Two LLC

By:	/s/ Michael C. Borofsky
	Name:	Michael C. Borofsky
	Title:	Senior Vice President

CUSIP No. 918385 105	SCHEDULE 13D	Page 11 of 14

Schedule A

MacAndrews & Forbes Incorporated

Executive officers and directors of MacAndrews & Forbes Incorporated, a Delaware corporation:

Name and Position (if different from Principal Employment)	Principal Occupation or Employment

Ronald O. Perelman	Director, Chairman and Chief Executive Officer of MacAndrews & Forbes Incorporated

Barry F. Schwartz	Director, Executive Vice Chairman and Chief Administrative Officer of MacAndrews & Forbes Incorporated

Steven M. Cohen	Executive Vice President, Chief Administrative Officer and General Counsel of MacAndrews & Forbes Incorporated

Paul G. Savas	Executive Vice President and Chief Financial Officer of MacAndrews & Forbes Incorporated

Mr. Schwartz is the beneficial owner of 17,072 shares of Class B Common Stock (less than 1% of the shares of Class B Common Stock and less than 1% of the combined voting power of the Class A Common Stock and Class B Common Stock).  Mr. Cohen is the beneficial owner of 5,000 shares of Class A Common Stock (less than 1% of the shares of Class A Common Stock and less than 1% of the combined voting power of the Class A Common Stock and Class B Common Stock).  Mr. Savas is the beneficial owner of 51,522 shares of Class A Common Stock (less than 1% of the shares of Class A Common Stock and less than 1% of the combined voting power of the Class A Common Stock and Class B Common Stock). Except as reported in the prior sentence and in Item 5, none of the persons listed above beneficially owns any shares of Class A Common Stock or Class B Common Stock. The directors’ and officers’ address is MacAndrews & Forbes Incorporated, 35 East 62nd Street, New York, New York 10065. All of the directors and executive officers of MacAndrews & Forbes Incorporated are United States citizens.

MacAndrews & Forbes LLC

Controlling persons and officers of MacAndrews & Forbes LLC, a Delaware limited liability company:

Name and Position (if different from Principal Employment)	Principal Occupation or Employment

Ronald O. Perelman Chairman and Chief Executive Officer	Director, Chairman and Chief Executive Officer of MacAndrews & Forbes Incorporated

Barry F. Schwartz Executive Vice Chairman and Chief Administrative Officer	Director, Executive Vice Chairman and Chief Administrative Officer of MacAndrews & Forbes Incorporated

Steven M. Cohen Executive Vice President, Chief Administrative Officer and General Counsel	Executive Vice President, Chief Administrative Officer and General Counsel of MacAndrews & Forbes Incorporated

Paul G. Savas Executive Vice President and Chief Financial Officer	Executive Vice President and Chief Financial Officer of MacAndrews & Forbes Incorporated

MacAndrews & Forbes Incorporated is the sole member of MacAndrews & Forbes LLC.

CUSIP No. 918385 105	SCHEDULE 13D	Page 12 of 14

Except as reported in “MacAndrews & Forbes Incorporated” above and in Item 5, none of the persons listed above beneficially owns any shares of Class A Common Stock or Class B Common Stock. The controlling persons’ and officers’ address is MacAndrews & Forbes Incorporated, 35 East 62nd Street, New York, New York 10065.  All of the officers of MacAndrews & Forbes LLC are United States citizens.

MacAndrews & Forbes Group LLC

Controlling persons and officers of MacAndrews & Forbes Group LLC, a Delaware limited liability company:

Name and Position (if different from Principal Employment)	Principal Occupation or Employment

Ronald O. Perelman Chairman and Chief Executive Officer	Director, Chairman and Chief Executive Officer of MacAndrews & Forbes Incorporated

Barry F. Schwartz Executive Vice Chairman and Chief Administrative Officer	Director, Executive Vice Chairman and Chief Administrative Officer of MacAndrews & Forbes Incorporated

Steven M. Cohen Executive Vice President, Chief Administrative Officer and General Counsel	Executive Vice President, Chief Administrative Officer and General Counsel of MacAndrews & Forbes Incorporated

Paul G. Savas Executive Vice President and Chief Financial Officer	Executive Vice President and Chief Financial Officer of MacAndrews & Forbes Incorporated

MacAndrews & Forbes LLC is the sole member of MacAndrews & Forbes Group LLC.

Except as reported in “MacAndrews & Forbes Incorporated” above and in Item 5, none of the persons listed above beneficially owns any shares of Class A Common Stock or Class B Common Stock. The controlling persons’ and officers’ address is MacAndrews & Forbes Incorporated, 35 East 62nd Street, New York, New York 10065.  All of the officers of MacAndrews & Forbes Group LLC are United States citizens.

MFV Holdings One LLC

Controlling persons and officers of MFV Holdings One LLC, a Delaware limited liability company:

Name and Position (if different from Principal Employment)	Principal Occupation or Employment

Paul G. Savas Executive Vice President and Chief Financial Officer	Executive Vice President and Chief Financial Officer of MacAndrews & Forbes Incorporated

MacAndrews & Forbes Incorporated is the managing member of MFV Holdings One LLC.

Except as reported in “MacAndrews & Forbes Incorporated” above and in Item 5, none of the persons listed above beneficially owns any shares of Class A Common Stock or Class B Common Stock.  The controlling persons’ and officers’ address is MacAndrews & Forbes Incorporated, 35 East 62nd Street, New York, New York 10065.  All of the officers of MFV Holdings One LLC are United States citizens.

CUSIP No. 918385 105	SCHEDULE 13D	Page 13 of 14

M&F TTP Holdings LLC

Controlling persons and officers of M&F TTP Holdings LLC, a Delaware limited liability company:

Name and Position (if different from Principal Employment)	Principal Occupation or Employment

Paul G. Savas Executive Vice President and Chief Financial Officer	Executive Vice President and Chief Financial Officer of MacAndrews & Forbes Incorporated

MFV Holdings One LLC is the managing member of M&F TTP Holdings LLC.

Except as reported in “MacAndrews & Forbes Incorporated” above and in Item 5, none of the persons listed above beneficially owns any shares of Class A Common Stock or Class B Common Stock.  The controlling persons’ and officers’ address is MacAndrews & Forbes Incorporated, 35 East 62nd Street, New York, New York 10065.  All of the officers of M&F TTP Holdings LLC are United States citizens.

M&F TTP Holdings Two LLC

Controlling persons and officers of M&F TTP Holdings Two LLC, a Delaware limited liability company:

Name and Position (if different from Principal Employment)	Principal Occupation or Employment

Paul G. Savas Executive Vice President and Chief Financial Officer	Executive Vice President and Chief Financial Officer of MacAndrews & Forbes Incorporated

M&F TTP Holdings LLC is the managing member of M&F TTP Holdings Two LLC.

Except as reported in “MacAndrews & Forbes Incorporated” above and in Item 5, none of the persons listed above beneficially owns any shares of Class A Common Stock or Class B Common Stock.  The controlling persons’ and officers’ address is MacAndrews & Forbes Incorporated, 35 East 62nd Street, New York, New York 10065.  All of the officers of M&F TTP Holdings Two LLC are United States citizens.

CUSIP No. 918385 105	SCHEDULE 13D	Page 14 of 14

Exhibit 1
JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D and any amendments thereto relating to shares of the Class A common stock, par value $0.01 per share (the “Class A Common Stock”), of vTv Therapeutics Inc., a company incorporated under the laws of Delaware. This Joint Filing Agreement shall be included as an Exhibit to such joint filing, and may be executed in any number of counterparts all of which together shall constitute one and the same instrument.

In evidence thereof, each of the undersigned, being duly authorized, hereby execute this Joint Filing Agreement.

Date: April 6, 2016
MacAndrews & Forbes Incorporated

	By:	/s/ Michael C. Borofsky
		Name:	Michael C. Borofsky
		Title:	Senior Vice President

MacAndrews & Forbes LLC

By:	/s/ Michael C. Borofsky
	Name:	Michael C. Borofsky
	Title:	Senior Vice President

MacAndrews & Forbes Group LLC

By:	/s/ Michael C. Borofsky
	Name:	Michael C. Borofsky
	Title:	Senior Vice President

MFV Holdings One LLC

By:	/s/ Michael C. Borofsky
	Name:	Michael C. Borofsky
	Title:	Senior Vice President

M&F TTP Holdings LLC

By:	/s/ Michael C. Borofsky
	Name:	Michael C. Borofsky
	Title:	Senior Vice President

M&F TTP Holdings Two LLC

By:	/s/ Michael C. Borofsky
	Name:	Michael C. Borofsky
	Title:	Senior Vice President